April 8, 2010

Mr. Robert Babula
Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-0404

Re: W.W. Grainger, Inc.
       Form 10-K for the Year Ended December 31, 2009
       Filed February 25, 2010
       Form No. 1-05684

Dear Mr. Babula:

Per our conversation on April 8, 2010, this letter confirms our receipt by fax on the 6th of April of a comment letter signed by Mr. Andrew Mew, Accounting Branch Chief.  This letter also confirms an extension of the 10 business day deadline in Mr. Mew’s letter of April, 6, 2010 by another 10 business days.  Accordingly, we plan to respond no later than May 4, 2010.

As discussed we will contact you directly if we have any questions.  Conversely feel free to contact me directly at 847-535-1173.

Sincerely,

/s/ Gregory S. Irving
Gregory S. Irving
VP Finance & Controller, Chief Accounting Officer
W.W. Grainger, Inc.